UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM U-9C-3




                      QUARTERLY REPORT PURSUANT TO RULE 58



                    For the quarter ended September 30, 2005




                               KEYSPAN CORPORATION
                               -------------------
                      (Name of registered holding company)



              175 East Old Country Road, Hicksville, New York 11801
              -----------------------------------------------------
                 One MetroTech Center, Brooklyn, New York 11201
                    (Address of principal executive offices)







Inquiries concerning this Form U-9C-3 should be directed to:

Alfred C. Bereche
Associate General Counsel
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201
(718) 403-2179

ITEM 1 - ORGANIZATION CHART

Islander East Pipeline Company, LLC:
------------------------------------

                                               Energy or Gas                                                       Percentage of
                                                  Related                  Date of              State of           Voting
Name of Reporting Company                         Company               Organization          Organization         Securities Held
                                                  -------               ------------          ------------         ---------------
KeySpan Corporation (1)

KeySpan Energy Corporation (2)

KEDC Holdings
Corp. (3)

Seneca Upshur
Petroleum Inc. (4)

KeySpan Islander
East Pipeline, LLC (5)

Islander East Pipeline
Company, LLC (6)                                    Gas              November 15, 2000           Delaware             50%


Nature of Business:
-------------------

(1) KeySpan Corporation holds directly all of the outstanding securities in KeySpan Energy Corporation.

(2) KeySpan Energy Corporation holds directly all of the outstanding securities in KEDC Holdings Corp.

(3)  KEDC  Holdings  Corp.   (formerly  known  as  KeySpan  Energy   Development
     Corporation) holds directly all of the outstanding securities in Seneca Upshur Petroleum Inc.

(4) Seneca Upshur Petroleum Inc. holds directly all of the outstanding securities in KeySpan Islander East Pipeline, LLC.

(5) KeySpan Islander East Pipeline, LLC holds directly 50% of the membership interests in Islander East Pipeline Company, LLC.

(6) Islander East Pipeline Company, LLC owns and operates an interstate natural gas pipeline that will transport natural gas to growing markets in Connecticut and New York.

Millennium Pipeline Company, L.P.:
----------------------------------

                                            Energy or Gas                                                      Percentage of
                                            Related                Date of                 State of            Voting
Name of Reporting Company                   Company              Organization             Organization         Securities Held
-------------------------                   -------              ------------             ------------         ---------------
KeySpan Corporation (1)

KeySpan Energy
Corporation (2)

KEDC Holdings
Corp. (3)

Seneca Upshur
Petroleum Inc. (4)

KeySpan Millennium, LLC (5)

Millennium Pipeline
Company, L.P. (6)                            Gas                  May 22, 1998               Delaware                  21%


Nature of Business:
-------------------

(1) KeySpan Corporation holds directly all of the outstanding securities in KeySpan Energy Corporation.

(2) KeySpan Energy Corporation holds directly all of the outstanding securities in KEDC Holdings Corp.

(3)  KEDC  Holdings  Corp.   (formerly  known  as  KeySpan  Energy   Development
     Corporation) holds directly all of the outstanding securities in Seneca Upshur Petroleum Inc.

(4) Seneca Upshur Petroleum Inc. holds directly all of the outstanding securities in KeySpan Millennium, LLC.

(5) KeySpan Millennium, LLC holds directly 21% of the outstanding securities in Millennium Pipeline Company L.P.

(6) Millennium Pipeline Company L.P. is developing an interstate natural gas pipeline that it will own and operate to transport natural gas to growing markets in New York other parts of the Northeast.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company                    Company                            Amount
Contributing               Receiving                          of Capital
Capital                    Capital                            Contribution
-------                    -------                            ------------
                                                              (in thousands of dollars)
KeySpan Islander East      Islander East
Pipeline, LLC              Pipeline Company, LLC              $ 530 (for the quarter)

KeySpan                    Millennium
Millennium, LLC            Pipeline Company, L.P.             $ 210 (for the quarter)


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting         Associate
Company           Company           Types of         Direct            Indirect         Cost              Total
Rendering         Receiving         Services         Costs             Costs            of                Amount
Services          Services          Rendered         Charged           Charged          Capital           Billed
--------          --------          --------         -------           -------          -------           ------
None.

Part II - Transactions performed by associate companies on behalf of reporting companies

Associate         Reporting
Company           Company           Types of         Direct            Indirect         Cost              Total
Rendering         Receiving         Services         Costs             Costs            of                Amount
Services          Services          Rendered         Charged           Charged          Capital           Billed
--------          --------          --------         -------           -------          -------           ------
None.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT (1)

Investments in energy-related companies (in thousands of dollars):

Total consolidated capitalization as of September 30, 2005                              $8,302,011
                                                                                                          Line 1

Total capitalization multiplied by 15%
 (Line 1 multiplied by 0.15)                                                    $1,259,835
                                                                                                          Line 2

Greater of $50 million or Line 2                                                $1,259,835
                                                                                                          Line 3

Total current aggregate investment:
 (Categorized by major line of energy-related business)
         Energy-related business category 1                         $   N/A
         Energy-related business category 2                         $   N/A
         Energy-related business category 3                         $   N/A
         Energy-related business category 4                         $   N/A
                  Total current aggregate investment                                    $ N/A             Line 4
                                                                                        -------

Difference between the greater of $50 million or 15%
 of capitalization and the total aggregate investment
 of the registered holding company system
(Line 3 less Line 4)                                                                    $ N/A
                                                                                                          Line 5

Investments in gas-related companies (in thousands of dollars):
Total current aggregate investment:
(categorized by major line of gas-related business)
     Islander East Pipeline Company, LLC                            $   23,431
     Millennium Pipeline Company, L.P.                              $    9,214

Total current aggregate investment                                                      $ 32,665
                                                                                        --------


(1) Form reflects investment only in gas-related companies. There are no reportable Rule 58 energy-related company investments.


ITEM 5 - OTHER INVESTMENTS

Major Line                 Other                     Other
of Energy-Related          Investment in Last        Investment in this         Reason for Difference in
Business                   U-9C-3 Report             U-9C-3 Report              Other Investment
--------                   -------------             -------------              ----------------
None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

1.   KeySpan  Islander East Balance  Sheet for the quarter  ended  September 30,
     2005

2. KeySpan Islander East Income Statement for the period and quarter ended September 30, 2005

3.   KeySpan  Millennium,  LLC Balance Sheet for the quarter ended September 30,
     2005

4. KeySpan Millennium, LLC Income Statement for the period and quarter ended September 30, 2005

B. Exhibits

1.   None

2. Certificate of filing with the New York Public Service Commission, the Massachusetts Department of Telecommunications and Energy, and the New Hampshire Public Utilities Commission.



                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.



                                     KEYSPAN CORPORATION

                                By:  /s/ John J. Bishar, Jr.
                                     -----------------------
                                     John J. Bishar, Jr.
                                     Executive Vice President, General Counsel
                                     and Chief Governance Officer

                                     KeySpan
                           CONSOLIDATED BALANCE SHEET
                            (In Thousands of Dollars)

                                               KeySpan Islander East, LLC
                                               --------------------------
                                               -------------------------
                                                 September 30,2005
                                               -------------------------
ASSETS
Current Assets
  Cash and temporary cash investments       $                      -
  Accounts receivable                                              -
  Unbilled Revenue                                                 -
  Allowance for uncollectible accounts                             -
  Gas in Storage, at average cost                                  -
  Material and supplies, at average cost                           -
  Other                                                            -
                                               ----------------------
                                                                   -
                                               ----------------------

Investments & Other                                           23,451

Property
  Gas                                                              -
  Electric                                                         -
  Other                                                            -
  Accumulated depreciation                                         -
  Gas exploration and production, at cost                          -
  Accumulated depletion                                            -
                                               ----------------------
                                                                   -
                                               ----------------------
Deferred Charges
  Regulatory assets                                                -
  Goodwill, net of amortizations                                   -
  Other                                                        1,728
                                               ----------------------
                                                               1,728
                                               ----------------------
                                               ----------------------
Total Assets                                $                 25,179
                                               ======================

LIABILITIES AND CAPITALIZATION
Current Liabilities
  Current Redemption of Long-term debt      $                      -
  Current Redemption requirement of Preferred Stock                -
  Accounts payable and accrued expenses                            -
  Commercial paper                                                 -
  Dividends payable                                                -
  Taxes accrued                                                  246
  Customer deposits                                                -
  Interest accrued                                                 -
                                               ----------------------
                                                                 246
                                               ----------------------
Deferred Credits and Other Liabilities
  Regulatory liabilities
       Miscellaneous liabilities                                   -
       Removal costs recovered                                     -
  Deferred income tax                                          1,480
  Postretirement benefits and other reserves                       -
  Other                                                            -
                                               ----------------------
                                                               1,480
                                               ----------------------
Capitalization
  Common stock                                                18,893
  Retained earnings                                            4,560
  Other comprehensive income                                       -
  Treasury stock purchased                                         -
                                               ----------------------
       Total common equity                                    23,453
  Preferred stock                                                  -
  Long-term debt                                                   -
                                               ----------------------
Total Capitalization                                          23,453
                                               ----------------------
Minority Interest in Subsidiary Company                            -
                                               ----------------------
Total Liabilities and Capitalization        $                 25,179
                                               ======================

                           KeySpan Islander East, LLC
                               STATEMENT OF INCOME

                                                               Quarter ended              Period ended
                                                            ---------------------------------------------
(In Thousands of Dollars, Except Per Share Amounts)          September 30,2005         September 30,2005
---------------------------------------------------------------------------------------------------------
Revenues
                                                            ---------------------------------------------
Total Revenues                                                         $      -            $      -
                                                            ---------------------------------------------
Operating Expenses
     Purchased gas for resale                                                 -                   -
     Fuel and purchased power                                                 -                   -
     Operations and maintenance                                               -                   -
     Depreciation, depletion and amortization                                 -                   -
     Operating taxes                                                          -                   -
     Impairment charges                                                       -                   -
                                                            ---------------------------------------------
Total Operating Expenses                                                      -                   -
                                                            ---------------------------------------------
Income from equity investments                                              511               1,481
Operating Income                                                            511               1,481
                                                            ---------------------------------------------
Other Income and (Deductions)
     Minority interest                                                        -                   -
     Other                                                                    -                   -
                                                            ---------------------------------------------
Total Other Income and (Deductions)                                           -                   -
                                                            ---------------------------------------------
Income Taxes
     Current                                                                 (2)                 (2)
     Deferred                                                                 -                   -
                                                            ---------------------------------------------
Total Income Taxes                                                           (2)                 (2)
                                                            ---------------------------------------------

Net Income                                                             $    513            $  1,483
                                                            =============================================

                                     KeySpan
                           CONSOLIDATED BALANCE SHEET
                            (In Thousands of Dollars)

                                                     KeySpan
                                         --------------------------------
                                                 Millennium, LLC
                                         --------------------------------
                                                September 30,2005
                                         -----------------------------------
ASSETS
Current Assets
  Cash and temporary cash investments                                  -
  Accounts receivable                                                  -
  Unbilled Revenue                                                     -
  Allowance for uncollectible accounts                                 -
  Gas in Storage, at average cost                                      -
  Material and supplies, at average cost                               -
  Other                                                                -
                                         --------------------------------
                                                                       -
                                         --------------------------------
Investments & Other                                                9,214

Property
  Gas                                                                  -
  Electric                                                             -
  Other                                                                -
  Accumulated depreciation                                             -
  Gas exploration and production, at cost                              -
  Accumulated depletion                                                -
                                         --------------------------------
                                                                       -
                                         --------------------------------
Deferred Charges
  Regulatory assets                                                    -
  Goodwill, net of amortizations                                       -
  Other                                                                -
                                         --------------------------------
                                                                       -
                                         --------------------------------
                                         --------------------------------
Total Assets                                                       9,214
                                         ================================

LIABILITIES AND CAPITALIZATION
Current Liabilities
  Current Redemption of Long-term debt                                 -
  Current Redemption requirement of Preferred Stock                    -
  Accounts payable and accrued expenses                                -
  Commercial paper                                                     -
  Dividends payable                                                    -
  Taxes accrued                                                        -
  Customer deposits                                                    -
  Interest accrued                                                     -
                                         --------------------------------
                                                                       -
                                         --------------------------------
Deferred Credits and Other Liabilities
  Regulatory liabilities
       Miscellaneous liabilities                                       -
       Removal costs recovered                                         -
  Deferred income tax                                                  -
  Postretirement benefits and other reserves                           -
  Other                                                                -
                                         --------------------------------
                                                                       -
                                         --------------------------------
Capitalization
  Common stock                                                     9,214
  Retained earnings                                                    -
  Other comprehensive income                                           -
  Treasury stock purchased                                             -
                                         --------------------------------
       Total common equity                                         9,214
  Preferred stock                                                      -
  Long-term debt                                                       -
                                         --------------------------------
Total Capitalization                                               9,214
                                         --------------------------------
Minority Interest in Subsidiary Company                                -
                                         --------------------------------
Total Liabilities and Capitalization                               9,214
                                         ================================

                                     KeySpan
                              --------------------
                                 Millennium, LLC
                              --------------------
                               STATEMENT OF INCOME

                                                               Quarter ended       Period ended
                                                            ----------------------------------------
(In Thousands of Dollars, Except Per Share Amounts)          September 30,2005     September 30,2005
----------------------------------------------------------------------------------------------------
Revenues
                                                            ----------------------------------------
Total Revenues                                                              $ -                 $ -
                                                            ----------------------------------------
Operating Expenses
     Purchased gas for resale                                                 -                   -
     Fuel and purchased power                                                 -                   -
     Operations and maintenance                                               -                   -
     Depreciation, depletion and amortization                                 -                   -
     Operating taxes                                                          -                   -
     Impairment charges                                                       -                   -
                                                            ----------------------------------------
Total Operating Expenses                                                      -                   -
                                                            ----------------------------------------
Income from equity investments                                                -                   -
                                                            ----------------------------------------
Operating Income                                                              -                   -
                                                            ----------------------------------------
Other Income and (Deductions)
     Minority interest                                                        -                   -
     Other                                                                    -                   -
                                                            ----------------------------------------
Total Other Income and (Deductions)                                           -                   -
                                                            ----------------------------------------
Income Taxes
     Current                                                                  -                   -
     Deferred                                                                 -                   -
                                                            ----------------------------------------
Total Income Taxes                                                            -                   -
                                                            ----------------------------------------

Net Income                                                                  $ -                 $ -
                                                            ========================================

                               KEYSPAN CORPORATION

                              Certificate of Filing

     The undersigned, Erik P. Weingold, hereby certifies that he is counsel, the Office of the General Counsel, of KeySpan Corporation, a New York corporation (the "Company"), and hereby further certifies on behalf of the Company, as follows:


     A copy of the Company's report on Form U-9C-3 for the quarter ended September 30, 2005 has been submitted to the following interested state commissions:

                    New York Public Service Commission
                    State of New York
                    Three Empire State Plaza
                    Albany, New York 12223

                    Massachusetts Department of Telecommunications and Energy One South Station
                    Boston, Massachusetts 02110

                    New Hampshire Public Utilities Commission
                    8 Old Suncook Road
                    Concord, New Hampshire 03301


     IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 30 day of November, 2005.



                                            /s/Erik P. Weingold
                                            -----------------------------
                                            Erik P. Weingold
                                            Counsel
                                            Office of the General Counsel